UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated August 26, 2014 entitled “GeoPark Reports Results for the Second Quarter Ended June 30, 2014”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS RESULTS FOR THE SECOND QUARTER
ENDED JUNE 30, 2014

Santiago, Chile - August 26, 2014 - GeoPark Limited (GeoPark) (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Chile, Colombia, Brazil and Argentina, today reports results for 2Q2014.

All figures are expressed in US dollars and growth comparisons refer to the same period of the prior year, except when specified.

SECOND QUARTER 2014 HIGHLIGHTS

Operational:

•	Oil and gas production up 57% to 20,441 boepd compared to 2Q2013. On a proforma basis, average production increased by 21%
•	Oil production in Colombia increased by 68% to 10,357 bopd
•	13 new exploration, development and appraisal wells drilled in Chile and Colombia
•	Exploration drilling (Tigana Norte 1) on the Llanos 34 Block in Colombia indicated that Tigana, Tigana Sur and Tigana Norte fields form part of a single larger combined trap and field
•	New Ache gas field discovery on the Fell Block in Chile
•	New Primavera Sur oil field discovery on the Campanario Block in Chile

Financial:

•	Net Revenues up 80% to $131.4 million, driven by increased production and by inventory normalization (please see note below)
•	Adjusted EBITDA up 122% to $76.4 million
•	Adjusted EBITDA per boe improved by 41%
•	Profit for the period up $27.3 million from $4.8 million
•	Cash position of $125.3 million at the close of 2Q2014

Strategic / New Business:

•
Expansion of GeoPark’s portfolio with a new hydrocarbon block awarded in Colombia, the VIM-3 Block (GeoPark will operate with a 100% WI), in the Lower Magdalena Basin. Subject to final signature of the contracts with the Agencia Nacional de Hidrocarburos de Colombia (“ANH”), scheduled for 3Q2014

Note: Proforma figures in this release refer to the incorporation in both periods of the acquired interest in the Brazilian Manati Field, which closed on March 31, 2014. In 2Q2014, GeoPark’s Colombian revenues included the inventory normalization from production of the previous quarter, as explained in 1Q2014 Results Release.

James F. Park, GeoPark Chief Executive Officer, said, “GeoPark has completed the first half of 2014 with significant advances on all fronts. Production is up, cash flow is growing and new reserves are being discovered. Additionally, we have continued to expand our long term balanced Latin American asset portfolio by adding a new block in Colombia. Our 50+ well drilling program in 2014 continues to have success – including extending the size of the Tigana oil field in Colombia and discovering two new oil and gas fields in southern Chile.

SECOND QUARTER 2014

The table below sets forth GeoPark’s production figures for 2Q2014 compared with 2Q2013.

	2Q2014			2Q2013
	Total (boepd)	Oil (bopd)	Gas (mcfpd)	Total (boepd)	% Chg.
Chile	6,435	3,886	15,292	6,803	-5%
Colombia	10,357	10,321	220	6,157	68%
Brazil	3,572	56	21,092	*	N/A
Argentina	77	62	93	60	28%
Total	20,441	14,325	36,697	13,020	57%

*
The acquisition of the interest in the Brazilian Manati Field was completed on March 31, 2014. As a reference and only for comparison purposes, the corresponding net production in the Brazilian operations for 2Q2013 amounted to 3,884 boepd.

The table below sets forth some key indicators of performance for 2Q2014 compared with 2Q2013. Figures corresponding to 2Q2014 include the acquired interest in the Brazilian Manati Field completed on March 31, 2014. As from that date, GeoPark started consolidating line by line its results of operations for accounting purposes within its Brazilian operations.

Key Indicators	2Q2014	2Q2013	% Chg.
Oil production (bopd)	14,325	10,798	33%
Gas production (mcfpd)	36,697	13,329	175%
Average net production (boepd)	20,441	13,020	57%
Average realized sales price
⁻ Oil ($ per bbl)	89.0	71.7	24%
⁻ Gas ($ per mcf)	6.7	4.6	44%
Net Revenues ($ million)	131.4	72.9	80%
Production Costs ($ million)	-64.3	-42.8	50%
Adjusted EBITDA ($ million)	76.4	34.4	122%
Adjusted EBITDA per boe ($)	42.1	29.9	41%
Operating Netback per boe ($)	47.8	39.6	21%
Profit for the period ($ million)	27.3	4.8	471%

CONSOLIDATED OPERATING PERFORMANCE

Production: Consolidated production increased by 57% in 2Q2014 to 20,441 boepd. This growth is explained by (i) a 33% increase in consolidated oil production, primarily from higher oil production in the Colombian operations and (ii) a 175% increase in gas production mainly due to the addition of the Brazilian operations. On a proforma basis, consolidated average production grew 21% in 2Q2014.

Net Revenues: Consolidated net revenues increased by 80% to $131.4 million in 2Q2014 compared to $72.9 million in 2Q2013, mainly impacted by increased oil production and inventory normalization in Colombia.

Consolidated Oil Revenues: Consolidated oil revenues represented 85% of total net revenues in 2Q2014 compared to 93% in 2Q2013, and increased 65% to $112.0 million in 2Q2014, mostly due to higher production and inventory normalization in Colombia, partially offset by a decrease in oil revenues in Chile due to lower production. This was also impacted by higher oil prices in Colombia and Chile, which resulted in a 28% increase in the consolidated average realized oil price to $89.0 per barrel.

Consolidated Gas Revenues: Consolidated gas revenues represented 15% of total net revenues in 2Q2014 compared to 7% in 2Q2013, and increased by 294% to $19.4 million in 2Q2014 compared to $4.9 million in 2Q2013 mainly due to the addition of the Brazilian operations along with the increased deliveries and average gas prices in Chile.

Costs: Consolidated production costs increased by 50% to $64.3 million in 2Q2014, due to higher production and deliveries in Colombia as well as the addition of the Brazilian operations.

Consolidated exploration costs increased to $7.4 million in 2Q2014 from $6.3 million in 2Q2013, primarily as a result of higher staff and related costs in line with increased exploration efforts, partially offset by lower write-offs in Chile.

Consolidated administrative costs increased by 6% to $11.8 million in 2Q2014, mostly due to the addition of the Brazilian operations.

Consolidated selling expenses increased to $6.0 million in 2Q2014 from $1.6 million in 2Q2013, driven by increased selling expenses from increased production and deliveries in Colombia.

Adjusted EBITDA: Consolidated Adjusted EBITDA increased by 122% to $76.4 million in 2Q2014 compared to $34.4 million in 2Q2013. The increase was mainly due to increased Adjusted EBITDA in the Colombian operations from higher production and the mentioned inventory normalization in 2Q2014, and the addition of the Brazilian operations, which were partially offset by lower Adjusted EBITDA in Chilean operations.

Adjusted EBITDA per boe increased by 41% to $42.1 per boe in 2Q2014 compared to $29.9 per boe in 2Q2013, mainly resulting from higher average prices in addition to operational efficiencies in both Chile and Colombia.

ANALYSIS BY BUSINESS SEGMENT

Operations in Chile

In Chile, GeoPark is the first and the largest non-state controlled oil and gas producer. Operations began in
2006 in the Fell Block and have evolved from having a non-operated, non-producing interest to a fully-operated and producing asset with 45.1 mmboe of 2P PRMS reserves certified by DeGolyer and McNaughton ("D&M") as of December 31, 2013. Average production in Fell Block amounted to 6,050 boepd during 2Q2014, representing 94% of GeoPark’s Chilean production, with the remaining production coming from GeoPark’s Tierra del Fuego blocks. Currently, GeoPark has working interests in six hydrocarbon blocks in Chile with significant prospective resources.

LG International Corp. (“LGI”), the Korean conglomerate, has a 20% equity interest in GeoPark’s Chilean operations (including the Fell and Tierra del Fuego blocks), and a 14% direct working interest in the Tierra del Fuego blocks. (Taking into account direct and indirect participations, this equates to a 31.2% interest for LGI in the Tierra del Fuego blocks).

Key Indicators	2Q2014	2Q2013	% Chg.
Oil production (bopd)	3,886	4,595	-15%
Gas production (mcfpd)	15,292	13,248	15%
Average net production (boepd)	6,435	6,803	-5%
Net Revenues ($ million)	39.2	37.3	5%
Production Costs ($ million)	-18.9	-15.6	21%
Adjusted EBITDA ($ million)	22.5	23.1	-2%
Adjusted EBITDA per boe ($)	44.3	39.4	12%
Operating Netback per boe ($)	56.8	47.7	19%

Production: Production in Chile decreased by 5% to 6,435 boepd in 2Q2014 compared to 6,803 boepd in 2Q2013. GeoPark’s oil production in 2Q2014 represented a 15% decrease compared to 2Q2013, mainly due to the natural decline in base production, partially offset by the installation of electrical submersible pumps (“ESP”) in five existing Tobifera wells. GeoPark is planning to install this artificial lift system in more than ten wells on the Fell Block during the full year 2014 to enhance production levels. In addition, gas production in 2Q2014 increased by 15% compared to 2Q2013.

Net Revenues: Net revenues in Chile increased by 5% to $39.2 million for 2Q2014, representing 30% of consolidated net revenues, compared to $37.3 million or 51% of consolidated net revenues in 2Q2013.

Oil revenues decreased by 1% to $32.2 million in 2Q2014, due to lower production, which was partially offset by a higher average realized oil price per barrel.

The average realized oil price increased by 27% to $100.4 per barrel in 2Q2014. The increase was primarily driven by lower quality discounts from chemical treatments to improve oil quality together with an increase in the average reference price resulting from renegotiated commercial terms with ENAP, the crude buyer.

Oil revenues represented 82% of total net revenues in Chile in 2Q2014 compared to 87% in 2Q2013.

Gas revenues increased by 44% to $7.0 million in 2Q2014, mainly due to an increase of 34% in the average realized gas price resulting from (i) higher world methanol prices, (ii) an improved agreement with the Fell Block gas purchaser, Methanex, and (iii) to a lesser extent due to new gas deliveries from recent discoveries in the Tierra del Fuego blocks, which are sold at higher prices. Gas revenues represented 18% of total net revenues in Chile in 2Q2014 compared to 13% in 2Q2013.

In late May 2014, Methanex, GeoPark’s principal gas buyer, temporarily idled its plant as a result of an insufficient supply of natural gas from its other suppliers. Methanex is expected to resume operations in September 2014. Resulting from the above, June 2014 Chilean gas revenues were negatively impacted.  As a reference, Chilean gas revenues represented 5% of consolidated revenues in 2Q2014.

Costs: Production costs in Chile in 2Q2014 increased by 21% to $18.9 million, resulting in a 40% increase in production costs per boe to $37.1. This was mostly due to higher depreciation charges per boe, the impact on fixed costs from lower production, and, to a lesser extent, higher costs resulting from the operations of electrical submersible pumps and chemical treatments to improve oil quality to strengthen revenues. Additionally, operating costs increased by 18% to $7.8 million in 2Q2014 from $6.6 million in 2Q2013.

Exploration expenses in Chile amounted to $4.4 million in 2Q2014 compared to $3.7 million in 2Q2013. Exploration expenses in both 2Q2014 and 2Q2013 included write-offs related to the Otway Block.

GeoPark maintained administrative costs in Chile stable in the amount of $3.6 million in 2Q2014 compared to $3.5 million in 2Q2013. Selling expenses in Chile decreased from $1.0 million in 2Q2013 to $0.6 million in 2Q2014.

Adjusted EBITDA: Adjusted EBITDA in Chile decreased by 2% to $22.5 million in 2Q2014, compared to $23.1 million in 2Q2013, mainly driven by the decrease in oil production and deliveries together with higher operating costs, which were partially offset by increased average prices.

Adjusted EBITDA per boe increased by 12% to $44.3 per boe in 2Q2014 compared to $39.4 per boe in 2Q2013, as a result of higher average realized sales prices, which were partially offset by higher operating costs per boe.

Operational Performance:

During 2Q2014, the Company advanced its exploration and development work program with the drilling of four wells in the Fell Block (GeoPark operated with a 100% WI), and the drilling of three wells in the Flamenco Block (GeoPark operated with a 50% WI).

Further details were provided in the recent Operations Update release of July 17, 2014.

Operations in Colombia

GeoPark entered Colombia, following the acquisitions of three companies in early 2012. Currently, the Company has working interests in 10 hydrocarbon blocks with 2P PRMS reserves of 16.5 mmboe, certified by D&M as of December 31, 2013. Average production for 2Q2014 reached 10,357 boepd. LGI has a 20% equity interest in GeoPark’s Colombian operations.

Key Indicators	2Q2014	2Q2013	% Chg.
Oil production (bopd)	10,321	6,157	68%
Gas production (mcfpd)	220	0	N/A
Average net production (boepd)	10,357	6,157	68%
Net Revenues ($ million)	79.4	35.2	125%
Production Costs ($ million)	-38.3	-26.1	46%
Adjusted EBITDA ($ million)	46.8	16.3	188%
Adjusted EBITDA per boe ($)	46.9	29.1	61%
Operating Netback per boe ($)	50.6	33.1	53%

Production: Colombian oil production increased by 68% to 10,357 bopd in 2Q2014, resulting from successful exploration and development efforts, such as the new discoveries in the Llanos 34 Block (GeoPark operated with a 45% WI) including the Tigana and Aruco fields, as well as the development and appraisal of the Max, Tua and Tarotaro fields.

Net Revenues: The Colombian operations represented 60% of the total consolidated net revenues compared to 48% of the total consolidated net revenues in 2Q2013. The significant 125% increase in Colombian revenues was due to increased production and deliveries, along with inventory normalization versus previous quarter, partially offset by an increase in earn-out expenses.

The average realized oil price increased by 29% to $85.6 per barrel in 2Q2014, which was mainly related to higher deliveries made by pipeline, with higher realization prices, and an increase in the reference price of approximately 4%. These increases were partially offset by lower realized prices related to the remaining production that is commercialized at the well-head.

Earn-out expenses increased to $6.1 million in 2Q2014 compared to $1.7 million in 2Q2013 due to higher production, mainly in the Llanos 34 Block, as provided for in the Winchester purchase agreement.

Costs: Production costs in Colombia grew less than revenues and increased by 46% to $38.3 million in 2Q2014, primarily due to improved fixed cost absorption and cost efficiencies that led to a decrease in the production cost per barrel of 18% to $38.3 per barrel. Operating costs in 2Q2014 increased by 38% to $21.6 million compared to $14.4 million in 2Q2013 mainly due to increased production and deliveries. Operating costs per boe decreased by 23% to $19.4 per boe and were driven by improved fixed cost absorption and cost efficiencies.

Exploration expenses in Colombia amounted to $2.6 million in 2Q2014 compared to $1.7 million in 2Q2013, due mainly to higher staff costs from increased exploration efforts. In both 2Q2014 and 2Q2013, two wells were written-off from non-operated blocks in Colombia.

Administrative costs in Colombia in 2Q2014 slightly increased to $3.0 million compared to $2.8 million in 2Q2013.

Selling expenses in Colombia in 2Q2014 increased to $5.3 million compared to $0.4 million in 2Q2013, principally driven by the significant increase in production and deliveries, of which a higher proportion was sold by pipeline at a higher realized price and with higher associated selling expenses.

Adjusted EBITDA: Adjusted EBITDA in Colombia increased by 188% to $46.8 million in 2Q2014 compared to $16.3 million in 2Q2013, mainly due to higher oil production and deliveries.

Adjusted EBITDA per boe increased by 61% to $46.9 per boe in 2Q2014, mainly due to higher average oil prices and lower production costs per boe resulting from increased efficiency, which were partially offset by higher earn-out payments.

Operational Performance:

During 2Q2014, in the Llanos 34 Block (GeoPark operated with a 45% WI), the Tigana Norte 1, Tigana 2 and Tigana 3 wells were successfully tested and put in production, and the Tigana Sur Oeste1 well was drilled and will be tested in 3Q2014. In addition, in the Llanos 32 Block (Non-operated with a 10% WI), the operator successfully tested and put into production the Kananaskis 1 and Carmentea 1 wells.

Further details were provided in the recent Operations Update release of July 17, 2014.

Operations in Brazil

In Brazil, GeoPark agreed in 2013 to acquire a non-operating 10% WI in the Manati Field (Brazil’s largest producing gas field), and completed the transaction on March 31, 2014. The Company began consolidating results starting in 2Q2014. In addition, during 2013 the Company was also awarded nine exploration blocks in the 11th and 12th Brazilian bidding rounds (one of which, the PN-T-597 is still subject to ANP approval). Additionally, according to D&M’s certified report, 2P PRMS reserves corresponding to the Company’s working interest in the Brazilian Manati Field (composed of 98% gas) amounted to 8.6 mmboe, as of December 31, 2013. Average gas production from Manati Field in 2Q2014 reached 3,572 boepd.

Key Indicators	2Q2014	2Q2013	*	% Chg.
Oil production (bopd)	56	-		N/A
Gas production (mcfpd)	21,092	-		N/A
Average net production (boepd)	3,572	-		N/A
Net Revenues ($ million)	12.3	-		N/A
Production Costs ($ million)	7.2	-		N/A
Adjusted EBITDA ($ million)	7.1	-1.3		N/A
Adjusted EBITDA per boe ($)	23.8	-		N/A
Operating Netback per boe ($)	30.7	-		N/A

* 2Q2013 shows only Adjusted EBITDA corresponding to expenses from the start-up of GeoPark’s Brazilian operations, including personnel, legal and administrative costs. The Company completed the acquisition of its interest in the Brazilian Manati Field on March 31, 2014. As from that date, GeoPark started consolidating line by line its results of operations for accounting purposes within its Brazilian operations.

Production: Production for the Brazilian operations reached 3,572 boepd in 2Q2014, composed of approximately 98% gas and 2% condensate.

Net Revenues: The Brazilian operations represented 10% of the total consolidated net revenues in 2Q2014, and amounted to $12.3 million. Natural gas production is sold through a long term, extendable agreement with Petrobras, whereby the price of gas is fixed in Brazilian Reais and is adjusted annually in accordance with the Brazilian inflation index. The average gas price, net of taxes, amounted to $6.9 per mcf ($41.4 per boe) in 2Q2014.

Costs: Production costs in Brazil were $6.2 million in 2Q2014, reflecting production costs per boe of $24.2. In addition, operating costs per boe amounted to $10.7.

Adjusted EBITDA: Adjusted EBITDA in Brazil reached $7.1 million in 2Q2014, representing 9% of consolidated Adjusted EBITDA. Adjusted EBITDA per boe was $23.8 in 2Q2014.

Operational Performance:

During 2Q2014, Petrobras, the operator of the Brazilian Manati Field, started the construction of a compression plant that is expected to commence operations in 2H2015. The total estimated capital expenditures for the plant of $60-65 million ($6-6.5 million at GeoPark’s WI) is expected to maximize the recovery of the gas reserves of the Manati Field, and partially offset the natural production decline.

Also in 2Q2014, GeoPark filed requests to the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (“IBAMA”), the Brazilian environmental agency, to shoot 3D Seismic in the blocks awarded in Round 11 in the Reconcavo and Potiguar basins (GeoPark operated with a 100% WI). Seismic registration is expected to start in the 3Q2014.

Operations in Argentina

Operations in Argentina represented approximately 1% of consolidated net revenues and Adjusted EBITDA in 2Q2014 and 2Q2013.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Net Financial Expenses: Net financial expenses decreased to $3.5 million in 2Q2014 from $8.0 million in 2Q2013, due to higher financial income resulting from higher cash and cash equivalents position (including net proceeds resulting from the NYSE IPO), together with gains from exchange rate differences resulting from the impact of the appreciation of the Brazilian currency in 2Q2014 over dollar-denominated debt taken at the local level. These effects were partially offset by higher financial expenses due to higher average indebtedness as a result of the 2020 Bond amounting to $300 million issued in February 2013, plus the gross credit facility of $70 million obtained on March 31, 2014 to acquire the interest in the Brazilian Manati Field.

Income Tax: Income tax amounted to $11.3 million in 2Q2014 compared to $2.7 million in 2Q2013, in line with the increase in profits before income taxes in 2Q2014.

Profit: Profit for the period increased 471% and amounted to $27.3 million in 2Q2014 compared to $4.8 million in 2Q2013, mainly due to higher operating income and to a lesser extent by lower net financial expenses, partially compensated by higher income taxes.

BALANCE SHEET

Cash and cash equivalents as of June 30, 2014, totaled $125.3 million, while at year-end 2013 cash and cash equivalents amounted to $121.1 million. The increase is primarily due to cash generation from operations during the six month period ended June 30, 2014 of $105.0 million, along with $128.2 million of funds generated from financing activities, which are mainly explained by (i) the credit facility taken in Brazil and (ii) $90.9 million net proceeds resulting from the NYSE IPO, minus (iii) $29.8 million related to debt and interest payments. During the period, net cash used for investment activities totaled $229.8 million and included the Company’s capital expenditures program as well as the acquisition of an interest in the Brazilian Manati Field.

Total assets as of June 30, 2014, amounted to $1,079.5 million. Additionally, total investments for the six month period, ended June 30, 2014 included (i) $85.9 million invested in Chile, where the Company drilled seventeen wells and acquired 350 sqkm of 3D seismic surveys, and (ii) $36.3 million invested in Colombia that mainly included the drilling of twelve wells along with construction of facilities for drilled wells. In addition, investing activities in 2Q2014 included $115.6 million related to the acquisition of an interest in the Brazilian Manati Field (net of cash acquired) completed on March 31, 2014.

At the end of 2Q2014, GeoPark’s total financial debt amounted to $368.6 million, mainly including the 2020 Bond issued in February 2013 and the 5-year credit facility in Brazil for the acquisition of an interest in the Brazilian Manati Field.

Shareholders’ Equity reached $501.7 million and included minority interests of $104.3 million related to LG International’s participation in the Chilean and Colombian operations. (LG International and GeoPark have a strategic alliance to build a portfolio of upstream assets across Latin America). Shareholders’ Equity as of June 30, 2014 increased by $135.7 million as compared to December 31, 2013, mainly due to net proceeds of $90.9 million resulting from the NYSE IPO in addition to profits from the six-month period.

FINANCIAL RATIOS (*)

Amounts in $ million
Year / Period		Financial debt	Cash position	Gross debt / Adjusted EBITDA	Interest coverage
2Q2013		301.8	149.4	2.2x	4.4	x
3Q2013		296.2	104.8	2.2x	5.9	x
2013		317.1	121.1	1.9x	4.3	x
1Q2014	(**)	364.7	131.9	2.2x	4.9	x
2Q2014		368.6	125.3	1.8x	6.0	x

(*) Based on trailing 12 months financial results
(**) Does not consider Adjusted EBITDA generated by the acquired interest in the Brazilian Manati Field

GeoPark’s consolidated incurrence financial covenants agreed under the 2020 Bond indenture provide for:
•	Leverage Ratio, defined as Gross debt to Adjusted EBITDA, lower than 2.75x for the year 2014 and lower than 2.5x from 2015 onwards; and
•	Interest Coverage Ratio, defined as Adjusted EBITDA divided by Interest Expenses, above 3.5x.

OTHER NEWS/RECENT EVENTS

First Oil Discovery in Isla Norte Block, Chile

Pantano Oeste 1 well marks the first oil discovery on the newly-acquired Isla Norte Block in Tierra del Fuego, Chile. GeoPark operates and has a 60% WI in the Isla Norte Block, in partnership with Empresa Nacional de Petroleo de Chile (”ENAP”), the Chilean state-owned company.

Exploration well Pantano Oeste 1 was drilled in the 2Q 2014 to a total depth of 7,268 and tested in August 2014 in the Tobifera formation at approximately 7,085 feet, resulting in a production rate of approximately 635 gross bopd of 45° API, with approximately 75% water cut. Further production history will be required to determine stabilized flow rates and the extent of the reservoir. Surface facilities and flow lines will be required for this new discovery.

2014 Colombia Bidding Round

In July 2014, GeoPark was awarded the VIM-3 Block in the Lower Magdalena Basin, covering an area of approximately 225,000 acres. GeoPark’s winning bid consisted of an estimated investment commitment of $22.2 million during the initial three year exploratory period, and a Royalty X Factor of 3%. GeoPark will operate and have a 100% working interest in the block. The winning bid is subject to final signature of the contracts with the ANH, which is currently scheduled for 3Q2014.

Swap Colombia

On July 29, 2014, GeoPark’s Colombian subsidiary agreed to exchange its 10% non-operating economic interest in the Arrendajo Block for additional interests held by the seller in the Yamu Block (GeoPark operated) that includes a 15% economic interest in all of the Yamu fields except for the Carupana field, where the seller had a 25% economic interest. According to the terms of the exchange, GeoPark will also receive $3.2 million in cash from the exchange, prior to working capital adjustments. Following this transaction, GeoPark will continue to be the operator and have a 79.5% interest in the Carupana Field and a 90% interest in the Yamú and Potrillo Fields, all fields located in the Yamú Block.

2014 Bidding Round in Mendoza, Argentina

On August 20, 2014, the consortium of GeoPark and Pluspetrol was awarded two exploration licenses in the Sierra del Nevado and Puelen Blocks, as part of the 2014 Mendoza Bidding Round in Argentina, carried out by Empresa Mendocina de Energía S.A. (“EMESA”).  The blocks cover an area of approximately 1.7 million acres and are located in the Neuquen Basin, Argentina’s largest producing hydrocarbon basin.

The consortium consists of Pluspetrol (Operator with a 72% working interest (“WI”)), EMESA (Non-operated with a 10% WI) and GeoPark (Non-operated with an 18% WI).  In accordance with the terms of the bidding, all of the expenditures related to EMESA’s WI will be carried by Pluspetrol and GeoPark proportionately to their respective WIs, and will be recovered through EMESA’s participation in future potential production.

GeoPark has committed to a minimum aggregate investment of $6.2 million for its WI, which includes the work program commitment on both blocks during the first three years of the exploratory period. In addition to forming a partnership with Pluspetrol, one of the largest Latin American independent companies, these licenses will rebalance GeoPark’s Argentina portfolio following the decision to relinquish the non-productive Cerro Doña Juana and Loma Cortaderal Blocks, announced in April 2014.

Work Program and Outlook for 2014

Based on the results for the first six months of the year 2014, GeoPark is on track to meet its 2014 targets, which consist of:
•	Average annual production growth of 15-20% compared to annual production average in 2013 (including full year production from the Manati Field in both years).
•
Capital Expenditures of $220-250 million, which considers 50-60 new wells, seismic surveys and new facilities. Approximately 40% of capital expenditures will be dedicated to exploration activities and 60% will be dedicated to development activities.

Lock Up Period Expiration for Certain Shareholders

August 6, 2014 marked the expiration of the lock up period for the sale or purchase of shares applicable to certain existing shareholders in relation to the share issuance on February 7, 2014.

Annual General Meeting

GeoPark’s 2014 Annual General Meeting will be held on September 11, 2014. Information regarding the notice and other related information including the Company's Annual Report on Form 20-F for 2013 can be found in the Investor Support section of the Company’s website at www.geo-park.com.

CONFERENCE CALL INFORMATION

GeoPark will host its Second Quarter 2014 results conference call on August 26, 2014, at 10:00 a.m. Eastern Standard Time.

Chief Executive Officer, James F. Park, Chief Operating Officer, Augusto Zubillaga, and Chief Financial Officer, Andrés Ocampo, will discuss GeoPark's financial and operating results for 2Q2014, with a question and answer session immediately following.

Interested parties may access the conference call by dialling from outside the United States, +1 201-689-8035 and from within the United States,  +1 877-407-8035 (Passcode: GeoPark).

FIRST HALF 2014

The table below sets forth GeoPark’s production figures for the six month period ended June 30, 2014 (“1H2014”) compared with 1H2013.

	1H2014(*)			1H2013
	Total (boepd)	Oil (bopd)	Gas (mcfpd)	Total (boepd)	% Chg.
Chile	6,918	4,179	16,434	7,615	-9%
Colombia	9,814	9,780	208	5,551	77%
Brazil	1,796	28	10,604	*	N/A
Argentina	74	60	89	56	32%
Total	18,602	14,047	27,335	13,224	41%

*
The acquisition of the interest in the Brazilian Manati Field was completed on March 31, 2014. As a reference and only for comparison purposes, the corresponding net production in the Brazilian operations for 1H2014 amounted to 3,619 boepd and for 1H2013 net production amounted to 3,913 boepd.

The table below sets forth some key indicators of performance for 1H2014, as compared with 1H2013. Figures corresponding to 1H2014 include information relating to the acquired interest in the Brazilian Manati Field completed on March 31, 2014. As from that date, GeoPark started consolidating line by line its results of operations for accounting purposes within its Brazilian operations.

Key Indicators	1H2014	1H2013	% Chg.
Oil production (bopd)	14,047	10,640	32%
Gas production (mcfpd)	27,335	15,502	76%
Average net production (boepd)	18,602	13,224	41%
Average realized sales price
⁻ Oil ($ per bbl)	87.8	78.4	12%
⁻ Gas ($ per mcf)	6.8	4.5	52%
Net Revenues ($ million)	216.2	160.8	34%
Production Costs ($ million)	-102.0	-81.1	26%
Adjusted EBITDA ($ million)	124.8	84.0	49%
Adjusted EBITDA per boe ($)	42.3	35.1	20%
Operating Netback per boe ($)	50.2	44.5	13%
Profit for the period ($ million)	37.7	14.2	165%

CONSOLIDATED OPERATING PERFORMANCE

Production: Consolidated production increased by 41% to 18,602 boepd in 1H2014 and is mainly explained by increased production in the Colombian operations together with the addition of the Brazilian operations (since 2Q2014), which were partially offset by lower production in the Chilean operations. On a proforma basis, consolidated average production reached 20,425 boepd in 1H2014 and grew 19% compared to 17,135 boepd in 1H2013.

Net Revenues: Consolidated net revenues increased by 34% to $216.2 million in 1H2014 compared to $160.8 million, primarily driven by increased oil production.

Consolidated Oil Revenues: Consolidated oil revenues represented 87% of total revenues in 1H2014 compared to 93% in 1H2013, and increased by 25% to $187.3 million in 1H2014, mainly resulting from increased production, in addition to an increase in the average realized price of oil per barrel.

The average realized oil sales price increased 12% to $87.8 per barrel in 1H2014.

Consolidated Gas Revenues: Consolidated gas revenues represented 13% of total revenues in 1H2014 compared to 7% in 1H2013, and increased by 163% to $28.9 million in 1H2014 mainly related to the addition of the Brazilian operations in the amount of $12.3 million and to a lesser extent by higher average gas prices in the Chilean operations. The average realized gas sales price increased 52% to $6.8 per mcf in 1H2014.

Costs: Consolidated production costs increased by 26% to $102.0 million in 1H2014, mainly driven by the increase in production during the period, and the addition of the Brazilian operations. Additionally, production costs per boe grew driven by improved fixed cost absorption from increased production.

Exploration costs increased by 5% to $14.2 million in 1H2014 resulting from higher staff and related costs due to increased exploration efforts, partially offset by lower write-offs. Three wells and other seismic studies were charged to expense in 1H2014, compared to five wells expensed in 1H2013.

Administrative costs increased by 11% to $23.0 million in 1H2014. This increase was primarily due to (i) higher corporate expenses and new business efforts and (ii) the addition of the Brazilian operations.

Selling expenses increased by 61% to $12.3 million in 1H2014, primarily due higher production in Colombia.

Adjusted EBITDA: Adjusted EBITDA increased by 49% to $124.8 million in 1H2014, primarily impacted by higher Adjusted EBITDA in Colombian operations.

Adjusted EBITDA per boe increased by 20% to $42.3 per boe in 1H2014 compared to $35.1 per boe in 1H2013, impacted by higher average sales prices and the impact of lower operating costs per boe due to improved fixed cost absorption and cost efficiencies.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Net Financial Expenses: Financial expenses decreased from $20.6 million in 1H2013 to $11.1 million in 1H2014, due to (i) one-time expenses incurred as part of the prepayment of the 2015 Reg S Bond in February 2013, and (ii) higher interest income related to increased cash and cash equivalents, partially offset by higher interest expenses due to higher average indebtedness.

Income Tax: Income tax increased by 137% to $16.8 million in 1H2014, in line with increased profits before income taxes.

Profit: Profit in 1H2014 increased by 165% to $37.7 million, as a result of higher operating results and to a lesser extent by lower net financial expenses. Earnings per share increased by 160% to $0.52 per share in 1H2014, mainly driven by increased profits in the period.

GeoPark can be visited online at www.geo-park.com

For further information please contact:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600

CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

	In millions of $, except for %

	2Q2014	2Q2013%		1H2014	1H2013%
NET REVENUES
Sale of crude oil	112.0	67.9	65%	187.3	149.8	25%
Sale of gas	19.4	4.9	294%	28.9	11.0	163%
TOTAL NET REVENUES	131.4	72.9	80%	216.2	160.8	34%
Production costs	-64.3	-42.8	50%	-102.0	-81.1	26%
GROSS PROFIT	67.1	30.0	123%	114.2	79.7	43%

Exploration costs	-7.4	-6.3	18%	-14.2	-13.6	5%
Administrative costs	-11.8	-11.1	6%	-23.0	-20.7	11%
Selling expenses	-6.0	-1.6	277%	-12.3	-7.7	61%
Other operating income	0.4	4.4	-92%	1.0	4.2	-77%
OPERATING PROFIT	42.2	15.4	174%	65.6	41.9	57%

Financial results, net	-3.5	-8.0	-55%	-11.1	-20.6	-46%
PROFIT BEFORE INCOME TAX	38.7	7.4	419%	54.5	21.3	156%

Income tax	-11.3	-2.7	326%	-16.8	-7.1	137%
PROFIT FOR THE PERIOD	27.3	4.8	471%	37.7	14.2	165%
Non-controlling interest	5.6	2.7	111%	9.2	5.6	64%
ATTRIBUTABLE TO OWNERS OF GEOPARK	21.8	2.1	919%	28.5	8.6	230%

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX
AND ADJUSTED EBITDA PER BOE

	In millions of $, except for %

	2Q2014	2Q2013%		1H2014	1H2013%
Adjusted EBITDA	76.4	34.4	122%	124.8	84.0	49%
Depreciation	-27.6	-16.8	64%	-45.7	-32.6	40%
Accrual of Stock Awards	-2.6	-1.7	57%	-5.6	-3.5	61%
Impairment and write-off	-4.6	-5.9	-23%	-8.6	-11.8	-27%
Others	0.6	5.4	-90%	0.8	5.8	-87%
OPERATING PROFIT	42.2	15.4	174%	65.6	41.9	57%
Financial results, net	-3.5	-8.0	-55%	-11.1	-20.6	-46%
PROFIT BEFORE INCOME TAX	38.7	7.4	419%	54.5	21.3	156%

Adjusted EBITDA	76.4	34.4	122%	124.8	84.0	49%
Total deliveries (in millions of boe)	1.81	1.15	58%	2.95	2.36	25%
Adjusted EBITDA per boe	42.1	29.9	41%	42.3	35.1	21%

RECONCILIATION OF GROSS PROFIT TO OPERATING NETBACK AND OPERATING NETBACK PER BOE

	In millions of $, except for %

	2Q2014	2Q2013%		1H2014	1H2013%
Gross Profit	67.1	30.0	123%	114.2	79.7	43%
Plus: Depreciation and stock awards	25.5	17.1	50%	46.1	32.9	40%
Less: Selling Expenses	-6.0	-1.6	277%	-12.3	-7.7	61%
Operating Netback	86.7	45.5	90%	147.9	104.9	41%
Total deliveries (in millions of boe)	1.81	1.15	58%	2.95	2.36	25%
Operating Netback per boe	47.8	39.6	21%	50.2	44.5	13%

CONSOLIDATED SUMMARIZED BALANCE SHEET

	In millions of $, except for % at

	30 June'14	31 Dec '13%

Non Current Assets
Property, Plant and Equipment	785.4	595.4	32%
Other Non Current Assets	39.6	36.3	9%
Total Non Current Assets	825.0	631.8	31%

Current Assets
Inventories	16.4	8.1	102%
Trade Receivables	61.3	42.6	44%
Other Current Assets	51.4	42.7	20%
Cash at bank and in hand	125.3	121.1	3%
Total Current Assets	254.4	214.6	19%

Total Assets	1,079.5	846.4	28%

Equity
Equity attributable to owners of GeoPark	397.3	270.8	47%
Non-controlling interest	104.3	95.1	10%
Total Equity	501.7	366.0	37%

Non Current Liabilities	349.9	290.5	20%
Other Non Current Liabilities	94.9	64.5	47%
Total Non Current Liabilities	444.9	355.0	25%

Current Liabilities
Borrowings	18.723	26.63	-30%
Other Current Liabilities	114.2	98.864	16%
Total Current Liabilities	132.9	125.5	6%

Total Liabilities and Equity	1,079.5	846.4	28%

SELECTED HISTORICAL OPERATIONAL AND FINANCIAL DATA

	Year ended December 31,
	2013	2012	2011	2010	2009

Oil Reserves (2P PRMS) - mmboe	33.9	27.8	16.9	16.2	10.9
Gas Reserves (2P PRMS) - mmboe	27.7	29.1	32.6	33.4	31.3
Combined Reserves (2P PRMS) - mmboe	61.6	56.9	49.5	49.6	42.2

Oil Production (thousand boepd)	11.1	7.5	2.5	1.9	1.2
Gas Production (thousand boepd)	2.4	3.8	5.1	5.0	5.1
Production (thousand boepd)	13.5	11.3	7.6	6.9	6.3

Oil Revenues ($ million )	315	222	74	48	22
Gas Revenues ($ million)	23	29	38	31	23
Total Revenues ($ million)	338	250	112	80	45

Adjusted EBITDA ($ million)	167	121	63	41	18

GLOSSARY

Adjusted EBITDA
Profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write offs of unsuccessful efforts, accrual of stock options and stock awards and bargain purchase gain on acquisitions of subsidiaries

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries for the applicable period

Operating Netback per boe
Net revenues, less production costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total equivalent sales volume. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Exploratory and Other operating costs.

ANP	Agência Nacional do Petróleo, Brazil’s National Agency of Petroleum

ANH	Agencia Nacional de Hidrocarburos de Colombia

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

EOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)

EPS	Earnings per share

IPO	Initial Public Offering

mbbl	Thousand barrels of oil

mmboe	Million barrels of oil equivalent

mcfpd	Thousand cubic feet per day

mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

PRMS	Petroleum Resources Management System

SPE	Society of Petroleum Engineers

WI	Working interest

NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%

Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2014 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.
NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance cost, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards and bargain purchase gain on acquisition of subsidiaries. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS. The Company believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The Company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: August 25, 2014